Exhibit 99.1

Investor and Media Contact:
    IGB Group
Bryan Degnan
646-673-9701
or
     Leon Berman
     212-477-8438

Global Ship Lease Announces Additional Newbuilding Orders

ATHENS, Greece, June 24, 2026 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership owner and lessor, today announced that, subject to certain conditions precedent being met, the Company has agreed individual newbuilding contracts for a further five mid-size, ultra-high-reefer, wide-beam, latest-generation containerships (the “Newbuilds”) for an aggregate purchase price of approximately $413 million. These highly flexible ships have been designed and specified to ensure a superior fit for existing and anticipated future market needs.

Upon delivery from the respective yards, scheduled to take place within 2029, the Newbuilds are contracted on multi-year charters with a TEU-weighted average term of 8.1 years and at rates expected to generate aggregate Adjusted EBITDA of approximately $362 million over their respective median firm charter terms, and an additional $131 million if all extension options are exercised by the charterers which would increase the TEU-weighted average term by approximately 2.2 years. These five Newbuilds bring the Company’s overall newbuilding orderbook to 15 ships, which are collectively expected to generate more than $1.0 billion of Adjusted EBITDA over an average TEU-weighted firm charter term of 7.1 years.

George Youroukos, Executive Chairman of Global Ship Lease, commented: “As with the 10 ships we announced earlier this month, we believe that these additional five best-in-class vessels are ideally positioned to serve as the workhorses of the global container shipping fleet for many years to come. The charter extension options, at rates that are over 25% higher than those for the initial firm periods, suggest that the charterers share our belief in the long-term commercial value and earnings potential of these ships. The needs of the global container trade are becoming ever more complex and variable, lending additional importance to the combination of deployment flexibility, refrigerated cargo capacity, and fuel efficiency that these ships offer to our liner customers. As some of the existing “cash cows” of the GSL fleet begin to age out, the addition of these new vessels with multi-year charters will not only materially reduce our average fleet age but also provide us with a substantially extended cash generation runway into the decades ahead.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 71 vessels as of March 31, 2026, had an average age weighted by TEU capacity of 18.2 years. 41 ships are wide-beam Post-Panamax.

As of March 31, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.05 billion. Contracted revenue was $2.58 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, depreciation and amortization, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivative assets and other financial instruments, income tax, and the effect of the straight lining of time charter modifications. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein on a forward-looking basis. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.